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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

Amendment No.:  2

Name of Issuer:  Harbor Global Co. Ltd.

Title of Class of Securities:  Common Stock, $0.0025 par value

CUSIP Number:  G64285 W10 0

     (Date of Event Which Requires Filing of this Statement)

                         March 29, 2001

Check the appropriate box to designate the rule pursuant to which this Schedule is filled:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP Number:  G64285 W10 0

1.  Name of Reporting Person

    S. Muoio & Co. LLC

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Citizenship or Place of Organization

    Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

    185,240

6.  Shared Voting Power:

    396,280

7.  Sole Dispositive Power:

    185,240

8.  Shared Dispositive Power:

    396,280

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    581,520

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares

11. Percent of Class Represented by Amount in Row (9)

    10.31%

12. Type of Reporting Person

    CO



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CUSIP Number:  G64285 W10 0

1.  Name of Reporting Person

    SM Investors, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Citizenship or Place of Organization

    Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

    0

6.  Shared Voting Power:

    396,280

7.  Sole Dispositive Power:

    0

8.  Shared Dispositive Power:

    396,280

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    396,280

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares

11. Percent of Class Represented by Amount in Row (9)

    7.02%

12. Type of Reporting Person

    PN



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Item 1(a) Name of Issuer:  Harbor Global Co. Ltd.

      (b)Address of Issuer's Principal Executive Offices:

         60 State Street, 16th Floor
         Boston, Massachusetts 02109-1820

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Person:

         S. Muoio & Co. LLC
         SM Investors, L.P.
         c/o 509 Madison Avenue, Suite 406
         New York, NY 10022

         S. Muoio & Co. LLC: Delaware Limited Liability Company
         SM Investors, L.P.: Delaware Limited Partnership

    (d)  Title of Class of Securities:  Common Stock, $0.0025 par
                                        value

    (e)  CUSIP Number:  G64285 W10 0

Item 3. If this statement is filed pursuant to Rule 13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,



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    (i)  / / Church plan excluded from the definition of an
             investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.

         (a) Amount Beneficially Owned: S. Muoio & Co. LLC:
             581,520, which includes the 396,280 shares beneficially owned by SM Investors, L.P., of which S. Muoio & Co. LLC is the General
             Partner.

         (b) Percent of Class: S. Muoio & Co. LLC: 10.31%, which includes the 7.02% beneficially owned by SM Investors, L.P., of which S. Muoio & Co. LLC is the General Partner.

         (c) S. Muoio & Co. LLC: 396,280 shares with shared power to vote or to direct the vote through its role as General Partner of SM Investors, L.P.; 185,240 shares with sole power to vote or to direct the vote; 396,280 shares with shared power to dispose or to direct the disposition of through its role as General Partner of SM Investors, L.P.; 185,240 shares with the sole power to dispose or to direct the disposition of.

             SM Investors, L.P.: 396,280 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or direct the vote; 396,280 with shares power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following / /.

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person.


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Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the Parent
         Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10. Certification.

         By signing below I certificate that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




    S. MUOIO & CO. LLC

    By: /s/ Salvatore Muoio                 April 19, 2001
    ______________________                  _____________________
    Name:   Salvatore Muoio                 Date
    Title:  Managing Member















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01834001.AC5



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                                                        Exhibit A


                            AGREEMENT


         The undersigned agree that this Schedule 13G Amendment
No. 2 dated March 29, 2001 relating to the Common Stock of Harbor
Global Co. Ltd. shall be filed on behalf of the undersigned.


                                       S. MUOIO & CO. LLC

                                       By: /s/ Salvatore Muoio
                                       ______________________
                                       Name:   Salvatore Muoio
                                       Title:  Managing Member



                                       SM INVESTORS, L.P.

                                       By: S. MUOIO & CO. LLC
                                           General Partner


                                       By: /s/ Salvatore Muoio
                                       ______________________
                                       Name:   Salvatore Muoio
                                       Title:  Managing Member























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01834001.AC5